DeFi Development Corp.

6401 Congress Avenue, Suite 250

Boca Raton, FL 33487

June 23, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	DeFi Development Corp.
Registration Statement on Form S-1
Filed June 11, 2025
File No. 333-287964

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, DeFi Development Corp. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-287964) be accelerated by the Securities and Exchange Commission to 4:00 p.m., Eastern Time, on June 23, 2025 or as soon as practicable thereafter.

The Company requests that it be notified of such effectiveness by a telephone call to Allison Handy of Perkins Coie LLP at (206) 359-3295 and that such effectiveness also be confirmed in writing.

Sincerely,

/s/ Joseph Onorati
Name: Joseph Onorati
Title: Chief Executive Officer

cc:	Allison Handy, Perkins Coie LLP